SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A/A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it is amending and adopting as its own the Notification of Registration of Eagle Series Trust, a Massachusetts business trust, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such Notification of Registration submits the following information:

Name:  Carillon Series Trust
Address of Principal Business Office (No. & Street, City, State, Zip Code):

880 Carillon Parkway
St. Petersburg, FL 33716

Telephone Number (including area code):  (727) 567-8143
Name and Address of Agent for Service of Process:

Susan L. Walzer, Principal Executive Officer
880 Carillon Parkway
St. Petersburg, FL 33716

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  Yes [X]* No [  ]

*In connection with a redomiciliation from Massachusetts to Delaware, the registrant, Carillon Series Trust, a Delaware statutory trust, filed an amendment to the registration statement of Eagle Series Trust, a Massachusetts business trust, under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended, on November 17, 2017, amending and adopting such registration statement as its own pursuant to Rule 414 under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this amendment to the Notification of Registration to be duly signed on its behalf, in the City of St. Petersburg and the State of Florida, on the day of December 15, 2017.

CARILLON SERIES TRUST

By: /s/ Susan L. Walzer Susan L. Walzer Principal Executive Officer